FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number 1-15184

SADIA S.A.

(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
----------------------------------
Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

Sadia S.A. (Public-held company) Interim financial information Six-month period ended June 30, 2009

Sadia S.A.

Publicly-held company

Interim financial information

Six-month period ended June 30, 2009

Independent auditors’ report

To

The Board of Directors and Shareholders of

Sadia S.A.

Concórdia - SC

1.

We have reviewed the Interim Financial Information of Sadia S.A. (the Company) and the consolidated Interim Financial Information of the Company and its subsidiaries for the quarter ended June 30, 2009, comprising the balance sheets, the statements of income, changes in shareholders’ equity, cash flows and added value, the notes to the Interim Financial Information and the management report, which are the responsibility of its management.

2.

Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the Company and its subsidiaries as to the main criteria adopted in the preparation of the Interim Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.

Based on our review, we are not aware of any material modifications that should be made in the Interim Financial Information described above, for it to be in accordance with the accounting practices adopted in Brazil and the rules issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Interim Financial Information.

4.

As described in Note 2, due to the changes occurred in the accounting practices adopted in Brazil during 2008, the statements of income, cash flows and added value, related to the quarter ended June 30, 2008, presented for comparison purposes, were adjusted and are being restated as required by NPC 12 - Accounting Policies, Changes in the Accounting Estimates and Correction of Errors, approved by CVM Resolution no 506/06.

5.

As described in note 26, on July 8, 2009, the Company became subsidiary of BRF - Brasil Foods S.A. (formerly named Perdigão S.A.). The operation is still under analysis of the Brazilian Economic Defense Council (CADE) where both parties signed an Agreement for Preservation of Reversibility of the Operation (APRO) aiming to ensure the reversibility of the operation until the final decision to be handed down by CADE

August 14, 2009

KPMG Auditores IndependentesCRC SP014428/O-6-F-SC

Marcos Antonio Boscolo

Accountant CRC SP-198789/O-0 S-SC

Sadia S.A.

Balance sheets

June 30, 2009 and March 31, 2009

(In thousands of Reais)

		Parent company		Consolidated

Assets	Note	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009

Current assets
Cash and cash equivalents	5	290,188	116,453	639,686	1,360,434
Short-term investments	6	1,009,302	595,706	1,120,040	845,875
Receivables from future contracts	23	-	7,718	3,474	222,302
Trade accounts receivable	7	917,355	757,286	627,575	559,013
Inventories	8	1,491,743	1,546,283	1,658,611	1,720,965
Recoverable taxes	9	385,021	382,997	404,477	428,380
Deferred taxes	22	76,185	63,400	76,849	65,306
Other credits		176,345	87,749	107,404	115,808

		4,346,139	3,557,592	4,638,116	5,318,083

Noncurrent assets
Long-term receivables
Long-term investments	6	192,333	159,945	192,333	159,945
Recoverable taxes	9	240,446	253,336	242,852	323,048
Deferred taxes	22	644,293	901,799	659,916	879,456
Judicial deposits	17	34,507	38,615	35,469	39,560
Related parties	10	2,120,711	2,090,106	-	-
Advances to suppliers		69,872	68,818	69,872	68,818
Other credits		75,762	72,277	89,538	99,761

		3,377,924	3,584,896	1,289,980	1,570,588

Investments	11	253,184	497,715	14,716	15,184

Property, plant and equipment	12	3,918,142	3,946,342	4,177,577	4,218,207

Intangible assets	14	133,016	134,139	134,101	135,194

Deferred charges	13	75,727	79,844	91,715	120,534

		4,380,069	8,242,936	4,418,109	4,489,119

Total		12,104,132	11,800,528	10,346,205	11,377,790

     See the accompanying notes to the interim financial statements.

Sadia S.A.

Balance sheets

June 30, 2009 and March 31, 2009

(In thousands of Reais)

		Parent company		Consolidated

Liabilities and shareholders’ equity	Note	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009

Current liabilities
Loans and financing	15	4,080,569	4,079,420	4,425,116	4,272,166
Payables from future contracts	23	-	9,355	92,448	1,396,354
Suppliers		850,039	848,801	889,313	876,485
Advances from subsidiaries	10	825,653	1,108,206	-	-
Salaries, social charges and accrued vacation payable		187,297	149,475	197,924	157,966
Taxes payable		62,586	36,776	80,026	59,436
Dividends payable		830	832	830	832
Deferred taxes	22	10,368	13,861	12,695	16,780
Other accounts payable		135,748	163,253	252,892	229,921

		6,153,090	6,409,979	5,951,244	7,009,940
Noncurrent liabilities
Loans and financing	16	1,776,252	1,554,006	3,503,567	3,734,866
Advances from subsidiaries	10	3,194,379	3,416,772	-	-
Employee benefit plan	25	127,295	122,795	127,295	122,795
Provision for contingencies	17	56,146	53,818	59,765	57,532
Deferred taxes	22	93,315	97,212	93,865	125,227
Stock option plan	19	8,118	5,311	8,118	5,311
Other accounts payable		236,033	92,554	101,310	94,549

		5,491,538	5,342,468	3,893,920	4,140,280

Minority interest in subsidiaries				41,811	50,601

Shareholders’ equity	18
Capital		2,000,000	2,000,000	2,000,000	2,000,000
Treasury stock		(97,064)	(97,064)	(97,064)	(97,064)
Equity valuation adjustments		-	(76,156)	-	54,383
Cumulative translation adjustment		(25,507)	(15,826)	(25,507)	(15,826)
Retained earnings (accumulated loss)		(1,417,925)	(1,762,873)	(1,418,199)	(1,764,524)

		459,504	48,081	459,230	176,969

		12,104,132	11,800,528	10,346,205	11,377,790

See the accompanying notes to the interim financial statements.

Sadia S.A.

Statements of income

June 30, 2009 and 2008

(In thousands of Reais, except for information on shares)

		Parent company		Parent company		Consolidated		Consolidated
		Three months ended		Six months ended		Three months ended		Six months ended

	Note	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Gross operating revenue:
Domestic market		1,715,356	1,490,675	3,389,950	2,866,863	1,740,036	1,507,072	3,442,397	2,894,579
Foreign market		1,030,641	1,173,114	2,019,573	2,143,862	1,234,714	1,434,606	2,394,888	2,634,382

		2,745,997	2,663,789	5,409,523	5,010,725	2,974,750	2,941,678	5,837,285	5,528,961
Sales deductions:
Value-added tax on sales and sales deductions		(322,184)	(296,622)	(653,531)	(569,349)	(402,004)	(333,647)	(806,406)	(646,401)

Net operating revenue		2,423,813	2,367,167	4,755,992	4,441,376	2,572,746	2,608,031	5,030,879	4,882,560

Cost of goods sold		(1,951,443)	(2,013,287)	(3,982,643)	(3,726,738)	(2,001,832)	(1,968,687)	(4,073,728)	(3,704,920)

Gross profit		472,370	353,880	773,349	714,638	570,914	639,344	957,151	1,177,640

Operating income (expenses):
Selling expenses		(358,521)	(369,054)	(726,330)	(689,607)	(400,546)	(402,349)	(814,319)	(757,794)
Administrative and general expenses		(32,871)	(36,775)	(64,275)	(66,875)	(34,021)	(37,650)	(67,466)	(68,728)
Management fees		(4,733)	(4,802)	(9,187)	(9,333)	(4,733)	(4,802)	(9,187)	(9,333)
Other operating expenses		(13,655)	(30,020)	(7,127)	(42,325)	(19,215)	(37,036)	(12,346)	(50,501)
Financial income (expenses), net	21	858,464	117,995	728,592	89,184	606,504	6,473	346,463	96,642
Equity in income (loss) of subsidiaries		(265,411)	109,756	(352,347)	362,225	678	-	443	-
Income (loss) before income and social contribution taxes		655,643	140,980	342,675	357,907	719,581	163,980	400,739	387,926
Current income and social contribution taxes		(112,596)	(2)	(112,596)	(25)	(179,652)	(3,628)	(184,788)	(8,343)
Deferred income and social contribution taxes		(198,099)	107	(120,465)	25,786	(197,158)	(7,870)	(117,294)	22,452

Net income before minority interest		344,948	109,614	109,614	383,668	342,771	152,482	98,657	402,035
Minority interest		-	-	-	-	3,554	1,587	8,472	300
Net income		344,948	109,614	109,614	383,668	346,325	154,069	107,129	402,335
Outstanding shares net of treasury stock (thousands)		672,951	672,741	672,951	672,741	672,951	672,741	672,951	672,741
Earnings per share - In Reais		0.51259	0.20972	0.16289	0.57031	0.51464	0.22902	0.15919	0.59805

See the accompanying notes to the interim financial statements.

Sadia S.A.

Statements of changes in shareholders’ equity (parent company)

June 30, 2009 and March 31, 2009

(In thousands of Reais)

			Equity
		Treasury	valuation	Retained
	Capital	shares	adjustments	earnings	Total

Balances at March 31, 2009	2,000,000	(97,064)	(91,982)	(1,762,873)	48,081

Equity valuation adjustments	-	-	76,156	-	76,156

Cumulative translation adjustment	-	-	(9,681)	-	(9,681)

Net profit for the period	-	-	-	344,948	344,948

Balances at June 30, 2009	2,000,000	(97,064)	(25,507)	(1,417,925)	459,504

  See the accompanying notes to the interim financial statements.

Sadia S.A.

Statements of changes in shareholders’ equity (consolidated)

June 30, 2009 and March 31, 2009

(In thousands of Reais)

			Equity
		Treasury	valuation	Retained
Consolidated	Capital	shares	adjustments	earnings	Total

Balances at March 31, 2009	2,000,000	(97,064)	38,557	(1,764,524)	176,969

Equity valuation adjustments	-	-	(54,383)	-	(54,383)

Cumulative translation adjustment	-	-	(9,681)	-	(9,681)

Net loss for the period	-	-	-	346,325	346,325

Balances at June 30, 2009	2,000,000	(97,064)	(25,507)	(1,418,199)	459,230

See the accompanying notes to the interim financial statements.

Sadia S.A.

Statements of cash flows

Six months ended June 30, 2009 and 2008

(In thousands of Reais)

	Parent company		Consolidated

	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Net income for the period	109,614	383,668	107,129	402,335

Adjustments to reconcile net income to cash generated by operating activities
Variation in minority interest	-	-	(12,144)	(12,080)
Depreciation, amortization and depletion	243,671	187,231	247,837	189,709
Accrued interest, net of paid interest	(202,987)	85,195	(542,503)	426,180
Result of allocated derivative instruments, net	-	(31,314)	-	(230,799)
Goodwill amortization	-	10,481	-	10,481
Equity in earnings of subsidiaries	352,347	(362,225)	(443)	-
Deferred taxes	164,533	(25,786)	97,523	(75,600)
Contingencies	4,335	1,316	4,248	(8,915)
Result from the disposal of permanent assets	1,974	2,048	2,436	2,095

Variation in operating assets and liabilities
Trade accounts receivable	131,801	63,125	162,892	1,106
Inventories	168,942	(382,081)	192,409	(452,350)
Recoverable taxes and other	(271,542)	(117,403)	(237,373)	(423,957)
Interests and exchange variation	(202,292)	(61,140)	(256,242)	(118,789)
Judicial deposits	6,186	(2,308)	6,140	(3,000)
Suppliers	(56,052)	254,132	(29,374)	250,627
Advances from subsidiaries	(437,255)	564,949	-	-
Taxes payable, salaries payable and others	323,023	32,650	11,543	148,818

Net cash generated by operating activities	336,298	602,538	(245,922)	105,861

Investment activities
Funds from the sale of permanent assets	1,943	1,017	1,943	1,048
Investments in subsidiaries	-	(53,868)	-	-
Goodwill	-	(51,803)	-	(51,803)
Interests and exchange variation	58,882	20,789	68,166	20,792
Purchase of property, plant and equipment	(271,914)	(807,573)	(294,204)	(919,576)
Purchase of intangible assets	(6,942)	(45)	(7,708)	(45)
Purchase of deferred charges	-	(9,720)	-	(33,115)
Acquisition of subsidiary, net cash	-	(40,290)	-	(40,290)
Receivables from future contracts	15,879	9,462	402,647	271,596
Short-term investments	(2,766,944)	(229,138)	(2,889,950)	(810,231)
Redemption of investments	2,619,522	20,071	3,164,058	801,609
Dividends received	105,553	-	-	-

Cash applied in investments activities	244,021	1,141,098	444,952	(760,015)

Loan activities
Loans received	2,321,270	656,960	2,456,783	1,007,435
Loans paid	(1,953,382)	(182,455)	(2,325,127)	(439,310)
Payables from future contracts	(38,367)	8,748	(1,854,986)	(108,826)
Dividends paid	(12)	(137,669)	(12)	(137,669)
Loans with subsidiaries	(275,613)	(8,726)	-	-

Net cash from loan activities	53,896	336,858	(1,723,342)	321,630

Cash at beginning of the period	144,015	251,587	2,163,998	680,655
Cash at end of the period	290,188	49,885	639,686	348,131

Net decrease of cash	146,173	(201,702)	(1,524,312)	(332,524)

See the accompanying notes to the interim financial statements.

Sadia S.A.

Statements of consolidated added value

Six months ended June 30, 2009 and 2008

(In thousands of Reais)

	Parent company		Consolidated
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Revenues/income
Sale of products, goods and services	5,337,072	4,962,800	5,734,140	5,464,772

Raw materials acquired from third parties	(2,936,268)	(2,706,655)	(3,027,353)	(2,684,837)
Services rented from third parties	(813,013)	(870,858)	(869,254)	(921,901)

Gross added value	1,587,791	1,385,287	1,837,533	1,858,034

Depreciation/amortization/depletion	(243,671)	(197,712)	(247,837)	(200,190)

Net added value produced by the company	1,344,120	1,187,575	1,589,696	1,657,844

Transferred added value
Equity in net income of subsidiaries and associated companies	(352,347)	362,225	443	-
Financial income	18,893	(26,542)	198,803	63,599
Other operating results	(1,894)	(1,655)	(6,341)	(6,962)

Total added value to be distributed	1,008,772	1,521,603	1,782,601	1,714,481

Distribution of added value

Employees	791,392	755,837	814,960	773,283
Payroll and related charges	515,311	483,727	534,232	495,098
Benefits	99,068	87,344	99,879	75,152
FGTS (Government Severance Indemnity	35,070	30,895	35,073	30,919
Others	141,943	153,871	145,776	172,114

Taxes	814,139	495,577	893,187	511,682
Federal	536,081	234,601	609,874	248,065
State	278,058	260,976	283,313	263,617

Financiers	(709,699)	(115,726)	(147,660)	(33,043)
Interest	(709,699)	(115,726)	(147,660)	(33,043)

Shareholders' equity	109,614	383,668	98,657	402,035
Interest on shareholders' equity	-	91,165	-	91,165
Dividends	-	6,473	-	6,473
Retained earnings/loss for the period	109,614	286,030	107,129	304,697
Minority interest	-	-	(8,472)	(300)

Others	3,326	2,247	123,457	60,524

See the accompanying notes to the interim financial statements.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

June 30, 2009 and March 31, 2009

(In thousands of Reais)

1

Operations

The Company’s main business activities are organized into four operational segments: processed products, poultry (chickens and turkeys), pork and beef. The large production chain permits its products to be commercialized in Brazil and abroad by retailers, small groceries and food service chains.

The Company distributes its products through a large number of sales points in the local market and exports to countries in Europe, Middle East, Eurasia, Asia and Americas. The Company has 18 industrial units of its own, 4 leased units and 16 distribution centers located in 14 Brazilian states.

The industrially processed products segment has been the principal focus of the Company’s investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line and pre-sliced ready-packed products and desserts.

The Company’s shares are listed on the São Paulo stock exchange, responding to Corporate Governance Level I under the codes SDIA3 and SDIA4, and deposit receipts of its preferred shares are listed on the Madrid stock exchange (Latibex) and the New York stock exchange (NYSE).

Partnership Agreement

According to the material fact released on May 19, 2009, the management of Sadia and Perdigão jointly informed the execution of the partnership agreement between the two Companies that will allow, by means of the successive transactions, the business combination between Perdigão and Sadia (“business combination”). The business combination will not include the subsidiary Concórdia Holding Financeiras S.A. and its subsidiaries Banco Concórdia S.A and Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities, which will be sold by Sadia.

The business combination will result in the creation of a new company, BRF - Brasil Foods S.A. (“BRF”), with official head office in Itajaí, Santa Catarina.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The business combination will be submitted to approval by the Brazilian antitrust authorities (Economic Defense Administration Council – CADE; Secretariat for Economic Rights – SDE; and Secretariat for Economic Monitoring – SEAE). The implementation of the business combination will depend on the submission of the examination of the transaction by the Antitrust Authorities of other jurisdictions, to the extent required by the applicable law, on account of the running of business between Perdigão and Sadia.

2

Preparation and presentation of the interim financial information

The individual and consolidated interim financial information are presented in thousands of Reais, unless otherwise states and were prepared in accordance with accounting practices adopted in Brazil, which are derived from the Brazilian Corporation Law, pronouncements, guidelines and interpretation of the Accounting Pronouncements Committee (CPC), and the rules of the Brazilian Securities Commission (CVM).

As disclosed in the financial statements of the year ended on December 31, 2008, for the first time when preparing the Parent Company only and consolidated financial statements for 2008, the Company adopted the amendments to the Corporate Law introduced by Law
11638, which was approved on December 28, 2007 with the respective changes introduced by Provisional Measure 449 on December 3, 2008.  Accordingly, the income statements of the parent company and consolidated for the period ended June 30, 2008 were adjusted for the purpose of maintaining comparability with the income statements for the period ended June 30, 2009.  The adjustments that were made are presented as follows:

	Net Income
	Parent company	Consolidated

Net income as of June 30, 2008 - without the effects of Law 11638/07	316,096	334,763

Fair value of future contracts, net of tax	771	78,947

Stock Options	(11,375)	(11,375)

Equity accounting of the adjustments of the Law recorded in the subsidiaries	78,176	-

Net income as of June 30, 2008 - With the effects of Law 11638/07	383,668	402,335

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Authorization for the issuance of these financial statements was given by Fiscal Council and Board of directors on August 13 and 14, 2009, respectively, authorizing their disclosure to the market.

3

Description of significant accounting policies

Statement of income

Income and expenses are recognized on the accrual basis. Revenue from the Company’s sales is recognized upon shipment of the products and when the following conditions are met: i) the ownership is transferred and therefore risk of loss has passed to the client; ii) collection is probable; iii) there is evidence of an arrangement; and iv) the sales price is fixed or determinable. In addition, the Company offers sales incentives and discounts through various programs to customers, which are accounted for as a reduction of revenue in Sales deductions. Sales incentives include volume-based incentive programs and payments to customers for performing marketing activities on our behalf.

The shipping and handling costs are classified as selling expenses and effectively recognized in the income statement at the time of transfer of the products to the client. In the period ended June 30, 2009 the shipping and handling expenses totaled the amount of R$321,294 (R$293,757 in the same period of 2008).

Research and development costs are recognized as an expense in the measure that they are incurred and in the period ended June 30, 2009 totalled the amount of R$2,689 (R$4,216 in the same period of 2008).

Expenses with publicity and promotions are recognized when incurred and in the period ended June 30, 2009 totalled the amount of R$63,911 (R$ 71,688 in the same period of 2008).

Accounting estimates

The preparation of the interim financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred charges, allowance for doubtful accounts, inventories, deferred tax assets and liabilities, provision for contingencies,

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

valuation of derivative instruments, and assets and liabilities related to employees’ benefits. The settlement of transactions involving these estimates may result in different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions periodically.

Foreign currency

In accordance with the rules established in Accounting Pronouncements Committee - CPC 02 - Effects of Changes in Exchange Rates and Translation of Financial Statements, approved by CVM Resolution 534, the Company’s management defined that the functional currency of its subsidiaries abroad is the Real, except for its subsidiary in Russia, which has the local currency as it is functional currency.

Transactions in foreign currency are translated at the exchange rate on the dates of each transaction. Monetary assets and liabilities in foreign currency are translated into the functional currency at the exchange rate on the closing date.  The gains and losses from the fluctuations in the exchange rates on monetary assets and liabilities are recognized in the statement of income.

The gains and losses arising from changes in investments abroad are recognized directly in shareholders’ equity under equity valuation adjustments and recognized in the statement of income when these investments are fully or partially disposed of.

Cash and cash equivalents

Cash and cash equivalents include bank accounts and investments with immediate liquidity and low market variation risk with maturities in up to 90 days at the time of acquisition and which run a low risk of market change

Long and short-term investments

In accordance with the rules of Accounting Pronouncements Committee - CPC 14 - Recognition, Valuation and Proof of Financial Instruments, short and long-term investments must be classified in one of three categories, according to the purpose for which the investment was acquired:
(i) held to maturity, when management has the intention and financial ability to hold the investment until its maturity; (ii) held for trading, when the purpose of the acquisition of the investment is to obtain short-term gains and (iii) securities available for sale when the intention is not classified in any of the categories above.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The held to maturity securities are valued at cost of acquisition, plus interest and exchange or monetary variations, less eventual reductions in the recoverable value, when applicable.

The held for trading are securities valued at their fair value, according to the Company’s investment strategy and risk management. The variations arising from valuation to fair value are recognized in the income statement.

The available for sale securities are valued at their fair value, and the unrealized gains and losses are classified in shareholders’ equity, net of tax effects, as equity valuation adjustments. Gains and losses realized or losses considered as permanent are recognized in the statement of income when incurred.

Trade accounts receivable

Trade accounts receivable are recorded at the amount invoiced and interest is not levied. The allowance for doubtful accounts is the best estimate the Company has and is considered sufficient by management to cover any losses arising on collection of accounts receivable. Accounts receivable are written off against the allowance for doubtful accounts after all means of collection have been exhausted and the possibility of recovery of the amounts receivable is considered remote.

Inventories

Finished goods, livestock (excluding breeders), work-in-progress, raw materials and supplies and others are valued at the lower of cost of acquisition or production (average method), or replacement or realization. The cost of finished goods and work-in-progress includes raw materials acquired, labor, production expenses, transport and storage relating to the purchase and production of inventories. Normal production losses in hog stock and poultry are inventoried and abnormal losses are expensed immediately as cost of goods sold.

Investments

Investments in subsidiaries in Brazil and abroad are valued using the equity method based on the respective net equity calculated on the same date, as disclosed in Note 11.

The interim financial information of foreign subsidiaries is translated into Brazilian Reais, based on the following criteria:

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

•

Balance sheet accounts at the exchange rate at the end of the period.

•

Statement of income accounts at the exchange rate at the end of each month.

Other investments are valued at cost less a provision for devaluation considered as permanent.

Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including the interest incurred on financing, during the period of construction, modernization and expansion of the industrial units. Expenditures that materially extent the useful lives of existing facilities and equipment are capitalized. Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets, adjusted in keeping with the work shifts, as disclosed in Note 12. Depletion of forestry resources is calculated based on the extraction of timber and the average costs of the forests.

Breeding stock is recorded at the cost of formation which includes the appropriation of costs of the breeding hens, animal feed, medication and labor. These costs are accumulated for approximately six months until the breeding stock initiates the breeding cycle. From then on, the costs of the breeding stock begin to be amortized by the estimated number of off springs. The productive cycle ranges from fifteen to thirty months.

Intangible assets

Intangible assets comprise assets generated internally by the Company and they are valued at cost of formation, less accumulated amortization. These assets are recognized only in the development stage, provided that the following criteria are met: (i) technical viability to conclude the intangible asset so that it is available for use or sale; (ii) ability to use or sell the intangible asset; (iii) existence of ways of gaining economic benefits and (iv) ability to measure with certainty the expenses attributable to the intangible asset during its development.

Deferred charges

Deferred charges are represented substantially by pre-operating costs and reorganization charges, which are amortized on a straight-line basis over 5 years as from the beginning of operation.Provisional Measure 449/08 extinguished this group of accounts and the Company opted to maintain the balance of deferred charges until their total realization through amortization or write-off against the statement of income.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Impairment of long lived assets

The Company reviews its non current assets to verify possible impairment losses, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows. If these events occur, the reviews will be conducted at the lowest level of groups of assets for which the Company manages to attribute future cash flows. If the carrying amount of an asset is higher than the future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Until now, these reviews have not indicated the need to recognize impairment losses.

Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus related charges and monetary and exchange variations up to the interim financial information date.

Derivative financial instruments

The derivatives are valued at their fair value and the gains and losses recognized in the statements of income. The fair value recognized in the financial statements takes into consideration market conditions and assumptions on the base date of these statements and does not necessarily represent the outflow or receipt of cash, supposing the transactions were settled on the date of the interim financial statements.

Grants and subsidies

Grants and subsidies received by the Company, with assumed future obligations, are recognized as liabilities at their fair value and will be appropriated to the income statement in the measure that the assumed obligation is fulfilled, as contra entries to the receipt of the grants and/or subsidies.

Government subsidies and donations that do not have assumed obligations are recognized in the income statement and collated with the expenses that it is intended to offset, provided that the conditions of Accounting Pronouncements Committee - CPC 07 - Government  Subsidies and Assistance, are met.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Share based payments

The Company adopted the provisions of the Accounting Pronouncements Committee - CPC 10 - Share based payments, recognizing as an expense, on a straight-line basis, the fair value of the options granted during the period of service required by the plan, as corresponding entries against liabilities. The fair value of the options is updated on the base date of the financial statements, based on assumptions available on the market.

Provisions

A provision is recognized in the interim financial information when the Company and its subsidiaries have a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated monthly based on taxable income at the rates of 15% plus a surcharge of 10% for income tax and 9% for social contribution and consider the offsetting of tax losses and negative basis of social contribution, limited to 30% of taxable income.

The deferred tax assets were recorded in accordance with CVM Instruction 371/02 and are represented significantly by temporary differences arising from non-deductible provisions, including tax loss carry forward and negative basis of social contribution and take into consideration past profitability and expectations of generation of future taxable income based on a technical viability study approved by management.

Other employees’ benefits

Employees’ benefits are recorded based on actuarial studies prepared annually at the end of the year in compliance with CVM Deliberation 371/00.

Environmental

The Company’s production facilities and forestry activities are subject to government environmental regulations. The risks associated with environmental questions are reduced through operational controls and procedures, as well as investments in equipment and systems for pollution control. In the management evaluation no provision for losses related to environmental questions is currently necessary, based on existing Brazilian laws and regulations.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

4

Consolidated financial information

The transactions and balances between the Parent company and its subsidiaries included in the consolidation process have been eliminated and the non-realized profit arising from the sales to the subsidiaries were excluded and incorporated to the inventory balances for each period. Minority interests were excluded from shareholders’ equity and net income and are presented separately in the consolidated balance sheets and income statements.

In accordance with the CVM Instruction 408/04, the Company consolidated the financial statements of it investment fund Concórdia Foreign Investment Fund Class A, where it is the wholly investment holder. This investment fund has the sole purpose of centralizing the foreign investment fund portfolio and delegating to a third party the administrative functions.

The consolidated interim financial information includes the accounts of Sadia S.A. and its direct and indirect subsidiaries. The accounting policies were applied consistently in all the subsidiaries. The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

	Shareholdings in % at

	June 30, 2009	March 31, 2009

Sadia International Ltd.	100,00%	100.00%
Sadia Uruguay S.A.	100.00%	100.00%
Sadia Chile S.A.	60.00%	60.00%
Sadia Alimentos S.A.	95.00%	95.00%
Concórdia Foods Ltd.	100.00%	100.00%
Sadia U. K. Ltd.	100.00%	100.00%

Big Foods Indústria de Produtos Alimentícios Ltda.	100.00%	100.00%

Baumhardt Comércio e Participações Ltda.	73.94%	73.94%
Excelsior Alimentos S.A.	25.10%	25.10%
Excelsior Alimentos S.A.	46.01%	46.01%

K&S Alimentos S.A.	49.00%	49.00%

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Shareholdings in % at

	June 30, 2009	March 31, 2009
Sadia Industrial Ltda.	100.00%	100.00%
Rezende Marketing e Comunicações Ltda.	0.09%	0.09%

Rezende Marketing e Comunicações Ltda.	99.01%	99.91%

Sadia Overseas Ltd.	100.00%	100.00%

Concórdia Holding Financeira S.A.	100.00%	100.00%
Concórdia S.A. C.V.M.C.C.	99.99%	99.99%
Concórdia Banco S.A.	100.00%	100.00%

Sadia GmbH	100.00%	100.00%
Wellax Food Logistics C. P. A. S. U. Lda.	100.00%	100.00%
Sadia Foods G.m.b.H.	100.00%	100.00%
Qualy B. V. (a)	100.00%	100.00%
Sadia Panamá S.A.	100.00%	100.00%
Sadia Japan Ltd.	100.00%	100.00%
Badi Ltd.	100,00%	100,00%
Investeast Ltd.	60.00%	60.00%
Concórdia Ltd.	100.00%	100.00%

 (a)

Holding for 48 subsidiaries in the Netherlands, for the purpose of operating in the European market on a quota basis.

Reconciliation of shareholders’ equity and net income between the Company and consolidated is as follows:

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Net income		Shareholders’ equity
	June 30, 2009	June 30, 2008	June 30, 2009	March 31, 2009

Company’s interim financial statements	109,614	383,668	459,504	48,081

Elimination of unrealized profits on inventories in intercompany operations, net of taxes	(275)	(1,880)	1,936	558

Reversal of the elimination of unrealized results in inventories, net of taxes, resulting from intercompany operations at June 30, 2009	(2,210)	6,697	(2,210)	(2,210)

Unrealized gain on available for sale securities, net of taxes	-	-	-	54,383

Elimination of the unrealized gain or loss on available for sale securities, net of taxes	-	13,850	-	76,157

Consolidated interim financial statements	107,129	402,335	459,230	176,969

5

Cash and cash equivalents

		Parent company		Consolidated

	Interest % (annual average)	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Local currency
Cash and cash equivalents	-	240,796	56,009	265,411	73,547
Investment funds	9.16	-	-	104,349	76,260

		240,796	56,009	369,760	149,807

Foreign currency
Cash and cash equivalents	-	49,135	60,129	93,078	84,531
Interest-bearing current account	0.31	257	315	104,513	132,363
Interest-bearing accounts in guarantee	0.31	-	-	72,335	993,733

		49,392	60,444	269,926	1,210,627

		290,188	116,453	639,686	1,360,434

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Interest-bearing accounts in guarantee refer to margin deposits of operations with derivative contracts which are not available for other purposes other than the settlement of these contracts.

6

Long and short-term investments

		Parent company		Consolidated

	Interest % (annual average)	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009

Short-term investments
Held for trading
Local currency
Investment funds	8.96	272,085	169,424	315.448	215,999

		272,085	169,424	315.448	215,999

Available for sale
Local currency
Bank Deposit Certificate - CDB	8.99	606,330	212,582	614,644	236,673
Treasury bills - LFT	9.16	99,688	77,804	133,674	117,244
Stocks	-	-	99,016	-	99,016

		706,018	389,402	748,318	452,933

Foreign currency
Investment funds		31,199	36,880	56,574	176,943

		737,217	426,282	804,592	629,876

Long-term investments
Available for sale Local currency
Investment funds	8.96	71,202	69,008	71,202	69,008
Treasury bills – LFT	9.16	46,674	45,139	46,674	45,139
National Treasury Certificate – CTN	12.00	46,222	45,798	46,222	45,798
Bank Deposit Certificates (CDB)	8.90	28,235	-	28,235	-

		192,333	159,945	192,333	159,945

Long-term investments as of June 30, 2009 mature as follows:

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Maturity

2010	71,202
2011	10,129
2012	46,222
2014 onwards	64,780

192,333

The financial investments used by the Company are subject to typical market fluctuations, credit risks, systems risks, adverse liquidity situations and atypical negotiations in the respective operating markets and even with risk management systems there is no assurance of complete elimination of losses.

Held for trading

The securities held for trading are represented by the portfolio of investments in an investment fund in local currency composed basically of quotas of open investment funds that have as assets: Bank Deposit Certificates (CDB), National Treasury Bills (LFT) and shares. The financial obligations of these funds are limited to the management fee and management expenses.

Available for sale

The securities classified as available for sale, except investments in shares, due to their trading characteristics have their valuation pegged to market interest rates and there is no difference between their corrected cost and the market value. Accordingly, the effective interest rate is recognized directly in the income statement for the period.

The investment fund in foreign currency has project financing with first-line financial institutions rated in accordance with the risk classification prepared by specialized rating agencies.

The financial operations portfolio, as well as a description of the main financial instruments used by the exclusive fund in a foreign currency, is presented as follows:

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Consolidated

	June 30, 2009	March 31, 2009

Structured notes	51,062	86,183
Collateral	5,916	76,497
Swap range accrual	(4,464)	(74,758)
Money market	242	197
Other assets	3,518	88,824

	56.274	176,943

Credit Linked Notes - CLN´s

Credit notes issued by financial institutions abroad, divided into three types of risk, as follows: a) Brazil risk; and b) company risk. These structured notes paid periodic interest (Libor + spread).

Libor swap range accrual - “Brazil Credit default swap - CDS 5Y”

Operations structured on a notional value, where the Company receives on a six month basis interest (Libor + spread), when the Libor is within a range of 1.5% to 6% p.a., and pays prefixed interest rate.  If the Libor is outside this range there is no accrual of interest. These operations were settled on July, 2009.

Credit default swap - CDS 5Y Brasil

Structured operations on a notional base, where the Company receives on a six-month basis  interest (CDS + spread), when the Brazil credit default swap - CDS 5Y is within 20 and 350 basis point, paying periodic interest. If the Brazil risk is outside this range there is no receipt of interest. These operations were settled on July, 2009.

As a result of the international crisis and the consequent increase in the volatility of financial assets, as from September 2008  the portfolio for investments in the investment fund in foreign currency have been undergoing material changes in their composition, either through mark-to-market or settlement of transactions. At June 30 2009 the loss made on the sale of the fund’s assets in the amount R$52,239 was recorded under financial results (See note 21).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

7

Accounts receivable

	Parent company		Consolidated

	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Foreign
Customers	86,621	118,656	368,208	291,475
Subsidiaries	573,005	374,842	-	-

Total of foreign	659,626	493,498	368,208	291,475

Domestic
Customers	263,259	268,035	276,378	281,410
Subsidiaries	832	3,018	-	-

Total of domestic	264,091	271,053	276,378	281,410

(-) Allowance for doubtful accounts	(6,362)	(7,265)	(17,011)	(13,872)

	917,355	757,286	627,575	559,013

The changes in the allowance for doubtful accounts are as follows:

	Parent company		Consolidated

	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009

Balance at the beginning of the period	(7,265)	(4,969)	(13,872)	(9,100)

Additions to the provision	(298)	(2,296)	(3,590)	(5,094)
Write offs	1,201	-	451	322

Balance at the end of the period	(6,362)	(7,265)	(17,011)	(13,872)

The Company and its subsidiaries abroad (Sadia International Ltd. and Wellax Food Logistics C.P.A.S.U. Lda.) entered into an agreement for sale of its receivables with an outside financial institution up to the maximum amount of US$200 million, with interest rate of 0.25% p.a. + LIBOR.

As of June 30, 2009, the amount of receivables sold under this agreement amounted to approximately R$272 million (R$353 million as of March 31, 2009). During the period ended June 30, 2009, the Company received cash proceeds of approximately R$1,947 million (R$1,889

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

million in the same period of 2008) and incurred expenses of R$3.2 million (R$5.7 million in the same period of 2008) with respect to this agreement.

A credit insurance policy covering 90% of the value of the receivables was taken out with third parties and the beneficiaries in the event of default are the contracting financial institutions.

The Company also assigned receivables to a Credit Assignment Investment Fund (FIDC), administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. As of June 30, 2009, the net equity of this fund was R$354,668 (R$344,586 at March 31, 2009), of which R$266,675 (R$246,205 at March 31, 2009) were represented by acquisitions of the Company’s receivables on the domestic market, with a discounted cost equivalent 120% of the CDI per senior quota. The assignment of the receivables is made without right of recourse, and the eventual losses from default for Sadia are limited to the value of the subordinated quotas, which at June 30, 2009, represented R$70,934 (R$68,917 at March 31, 2009).

During the period ended June 30, 2009, the Company received cash proceeds related to the local receivables sold of approximately R$2,206 million (R$1,901 million in the same period of 2008) and incurred expenses of R$15.9 million (R$12.7 million in the same period of 2008) with respect to this agreement.

For the other local receivables, the Company maintains a credit insurance policy that guarantees the collection in case of default of 90% of the uncollected amounts for customers with approved credit limits and up to R$ 100 to new customers or customers with no approved credit limits.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

8

Inventories

	Parent company		Consolidated

	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009

Finished goods and products for resale	522,062	546,027	665,349	689,838
Livestock and poultry for slaughter	465,630	437,322	465,630	437,322
Raw materials	183,670	233,134	196,489	248,050
Work in process	185,638	188,515	185,827	188,662
Packaging materials	58,251	54,246	59,515	55,405
Storeroom	32,853	34,144	38,130	39,404
Products in transit	10	121	2,075	6,066
Advances to suppliers	41,636	49,654	41,636	49,654
Imports in transit	1,993	3,120	3,960	6,564

	1,491,743	1,546,283	1,658,611	1,720,965

9

Recoverable taxes

	Parent company		Consolidated

	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009

ICMS	340,545	328,244	342,268	329,537
PIS and COFINS	211,002	218,084	212,318	219,231
IPI	43,944	44,045	44,280	44,086
Income and social contribution taxes	29,584	45,534	39,202	122,882
IVA and tax credits on imports	-	-	8,434	35,065
INSS	254	313	254	313
Other	138	113	573	314

	625,467	636,333	647,329	751,428

Short-term portion	385,021	382,997	404,477	428,380
Long-term portion	240,446	253,336	242,852	323,048

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

a.

Value-added tax on sales and services - ICMS

Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company’s units and can be offset with taxes of the same nature.

b.

Income and social contribution taxes

Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

c.

Social contributions - PIS/COFINS

The balance is composed from noncumulative collection of PIS and COFINS, and these credits may be compensated with other federal taxes.

d.

Value-added tax - IVA and Tax Credits on imports

Composed of credits generated by the commercial operations in the foreign subsidiaries, which will be compensated with taxes of the same nature or cash reimbursements.

e.

Excise tax - IPI

Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives, which can be compensated with other federal taxes.

f.

National Institute of Social Security - INSS

The balance relates to credits originated from the Funrural charge on operations related to the production of poultry, which can be compensated with contributions of the same nature.

In 2008 the Company made a formal inquiry to the Brazilian Internal Revenue Service challenging its interpretation as refers to the possibility of discounting full credits from the contribution to PIS/PASEP and of COFINS in relation to the acquisitions of agricultural inputs for agribusiness in the period between August 2004 and April 2006. In June 2009 the Company obtained a favorable answer to inquiry, allowing it the restated full credit. In view of this response, the Company recognized in this quarter the credit relating to PIS/COFINS in the amount of R$55,498 in contra-account to the cost of products sold.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

10

Related party transactions

Related party transactions refers to mainly of sales operations between the Company and its subsidiaries, which were performed under normal market conditions for similar types of operations. The balance sheet and income statement transactions between related parties are shown below:

	Balance sheet

	June 30, 2009	March 31, 2009
Accounts receivable
Wellax Food Logistics C. P. A. S. U. Lda.	544,517	339,780
Concórdia Ltd.	9,326	10,493
Sadia Alimentos S.A.	7,431	9,300
Qualy B.V.	6,341	10,708
Sadia Chile S.A.	4,728	3,595
Sadia Uruguay S.A.	662	769
Excelsior Alimentos S.A.	565	93
Big Foods Ind. Prod. Alimentícios Ltda.	267	2,925
Sadia International Ltd.	-	197

	573,837	377,860

Dividends receivable
Concórdia Holding Financeira S.A.	105,553	-

	105,553	-

Loans
Wellax Food Logistics C. P. A. S. U. Lda.	2,117,240	2,085,796
Sadia GmbH	2,574	3,054
Sadia Industrial Ltda.	890	890
Excelsior Alimentos S.A.	73	46
Rezende Marketing e Comunicação Ltda.	61	61
Big Foods Ind. Prod. Alimentícios Ltda.	59	43
Concórdia Holding Financeira S.A.	25	466
Sadia International Ltd.	(211)	(250)

	2.120.711	2,090,106

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Balance sheet

	June 30, 2009	March 31, 2009

Suppliers
Big Foods Ind. Prod. Alimentícios Ltda.	2,864	8,371
Wellax Food Logistics C. P. A. S. U. Lda.	591	-
Sadia Uruguay S.A.	26	-

	3,481	8,371

Advances from subsidiaries
Wellax Food Logistics C. P. A. S. U. Lda.	(4,018,342)	(4,522,973)
Sadia International Ltd.	(1,690)	(2,005)

Total current and non current	(4.020.032)	(4,524,978)

The loans and advances between the parent company and its subsidiaries abroad are updated by Libor + interest 3% p.a.

	Income statement

	June 30, 2009	June 30, 2008

Sales
Wellax Food Logistics C. P. A. S. U. Lda.	1,429,542	1,308,818
Qualy B. V.	37,144	21,601
Sadia Chile S.A.	15,214	9,966
Big Foods Ind. Prod. Alimentícios Ltda.	13,434	7,341
Sadia Alimentos S.A.	11,114	9,473
Concórdia Ltd.	6,609	-
Sadia Uruguay S.A.	3,773	4,612
Excelsior Alimentos S.A.	2,010	-
Sadia International Ltd.	82	139,735
Avícola Industrial Buriti Alegre Ltda. - Goiaves	-	2,524

	1,518,922	1,504,070

Cost of goods sold
Big Foods Ind. Prod. Alimentícios Ltda.	(50,345)	(35,466)
Avícola Industrial Buriti Alegre Ltda. - Goiaves	-	(10,064)

	(50,345)	(45,530)

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Income statement

	June 30, 2009	June 30, 2008
Net financial result
Wellax Food Logistics C. P. A. S. U. Lda.	683,073	170,739
Sadia International Ltd.	464	154
Sadia GmbH	(508)	-

	683,029	170,893

11

Investments

					Investment Balances
Investments	Ownership	Shareholders’ Equity	Net income (loss) in the period	Equity result	June 30, 2009	March 31, 2009

Sadia International Ltd.	100.00%	105,900	(38)	(20,716)	105,900	123,327
Concórdia Holding Financeira S.A.	100.00%	84,103	108,408	109,092	84,103	81,480
Big Foods Ind. de Prod. Alimentícios Ltda.	100.00%	45,778	5,902	5,902	45,778	43,342
K&S Alimentos S.A.	49.00%	26,083	(238)	(116)	12,781	12,780
Excelsior Alimentos S.A.	46.01%	7,295	224	(12)	3,357	3,549
Baumhardt Comércio e Participações Ltda.	73.94%	1,149	45	33	850	927
Sadia Industrial Ltda.	100.00%	356	(6)	(5)	358	355
Sadia GmbH	100.00%	(136,419)	(427,739)	(446,848)	-	231,898
Rezende Marketing e Comun. Ltda.	99.91%	(31)	(1)	(1)	-	-
Sadia Overseas Ltd.	100.00%	(1,723)	(15)	324	-	-
Total in subsidiaries				(352,347)	253,127	497,658
Other investments				-	57	57
Total investments of the Parent Company				(352,347)	253,184	497,715
Other investments of subsidiaries/affiliates				-	1,878	2,347
Investments eliminated on consolidation				352,790	(240,346)	(484,878)
Total consolidated investments				443	14,716	15,184

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Changes in the investments:

	Balances as of March 31, 2009	Acquisition	Equity valuation adjustment	Unsecured Liabilities	Shareholding result	Balances as of June 30, 2009

Sadia International Ltd.	123,327	-	-	-	(17,427)	105,900
Concórdia Holding Financeira S.A.	81,480	-	-	(105,553)	108,176	84,103
Big Foods Ind. de Prod. Alimentícios Ltda.	43,342	-	-	-	2,436	45,778
K&S Alimentos S.A.	12,780	-	-	-	1	12,781
Excelsior Alimentos S.A.	3,549	-	-	-	(192)	3,357
Baumhardt Comércio e Participações Ltda.	927	-	-	-	(77)	850
Sadia Industrial Ltda.	355	-	-	-	3	358
Sadia GmbH	231,898	(9,681)	136,114	-	(358,331)	-

	497,658	(9,681)	136,114	(105,553)	(265,411)	253,127

As of June 30, 2009 the subsidiary Sadia GmbH had shareholders deficit in the amount of R$136,114, which is being recorded in the “Other accounts payable” in the non-current liabilities of the parent company.

12

Property, plant and equipment

		Parent company
		Cost	Depreciation	Carrying amount
	Annual Average	June, 30 2009	June, 30 2009	June, 30 2009	March, 31 2009

Lands	-	122,262	-	122,262	119,505
Buildings	4%	1,745,841	(466,587)	1,279,254	1,164,541
Machinery and equipment	15%	2,143,694	(853,869)	1,289,825	1,206,899
Installations	10%	747,770	(241,109)	506,661	470,715
Vehicles	20%	4,691	(3,700)	991	2,248
Construction in progress	-	451,631	-	451,631	726,491
Breeding stock	-	741,113	(520,816)	220,297	207,803
Forestation and reforestation	-	50,446	(5,353)	45,093	43,706
Advances to suppliers	-	2,128	-	2,128	4,389
Other	-	-	-	-	45
		6,009,576	(2,091,434)	3,918,142	3,946,342

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

		Consolidated
	Annual	Cost	Depreciation	Carrying amount
	Average	June, 30 2009	June, 30 2009	June, 30 2009	March, 31 2009

Lands	-	123,071	-	123,071	120,314
Buildings	4%	1,758,241	(472,563)	1,285,678	1,171,251
Machinery and equipment	15%	2,178,947	(869,317)	1,309,630	1,225,610
Installations	10%	922,366	(251,208)	671,158	636,202
Vehicles and plane	15%	13,456	(6,499)	6,957	9,063
Construction in progress	-	475,654	-	475,654	762,977
Breeding stock	-	742,265	(520,816)	221,449	208,955
Forestation and reforestation	-	50,446	(5,353)	45,093	43,706
Advances to suppliers	-	37,446	-	37,446	38,586
Other	-	2,903	(1,462)	1,441	1,543
		6,304,795	(2,127,218)	4,177,577	4,218,207

We present the changes in the cost of property, plant and equipment below:

	Consolidated
	March, 31 2009	Acquisitions	Disposal	Transfers	June, 30 2009

Lands	120,314	-	(18)	2,775	123,071
Buildings	1,625,288	6,126	(26,011)	152,838	1,758,241
Machinery and equipment	2,053,705	5,611	(7,101)	126,732	2,178,947
Installations	875,214	4,660	(12,684)	55,176	922,366
Vehicles and plane	16,159	131	(2,834)	-	13,456
Construction in progress	762,977	54,196	(2,335)	(339,184)	475,654
Breeding stock	689,498	52,767	-	-	742,265
Forestation and reforestation	48,900	71	(188)	1,663	50,446
Advances to suppliers	38,586	3,249	(4,389)	-	37,446
Other	2,959	(38)	(18)	-	2,903

Total cost of acquisition	6,233,600	126,773	(55,578)	-	6,304,795

a.

The construction in progress is mainly represented by projects related to the expansion and modernization of industrial units, mainly Lucas do Rio Verde and Vitória de Santo Antão units.

b.

In accordance with CVM Deliberation 193/96 the interest incurred in the period arising from financing of projects for modernization and expansion of the industrial units has been recorded in the respective costs of the construction in progress in the amount of R$31,293 (R$32,429 in the same period of 2008).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

13

Deferred charges

		Parent company

		Cost	Amortization	Carrying amount
	Rate	June 30, 2009	June 30, 2009	June 30, 2009	March 31, 2009

Reorganization expenses	20%	78,653	(12,751)	65,902	68,874
Pre operational costs	20%	28,797	(18,972)	9,825	10,970

		107,450	(31,723)	75,727	79,844

		Consolidated

		Cost	Amortization	Carrying amount
	Rate	June 30, 2009	June 30, 2009	June 30, 2009	March 31, 2009

Reorganization expenses	20%	102,682	(20,792)	81,890	109,564
Pre operational costs	20%	28,797	(18,972)	9,825	10,970

		131,479	(39,764)	91,715	120,534

The reorganization expenses refer to the implementation of the shared service center in the city of Curitiba and the preoperating expenses refer basically to expenses incurred with the Lucas do Rio Verde Project – MT, Rússia and Vitória do Santo Antão.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

14

Intangible asset

		Parent company
		Cost	Amortization	Carrying amount
	Rate	June 30, 2009	June 30, 2009	June 30, 2009	March 31, 2009

Goodwill	-	98,083	(22,571)	75,512	75,512
Software	20%	125,267	(67,763)	57,504	58,627

		223,350	(90,334)	133,016	134,139

		Consolidated
		Cost	Amortization	Carrying amount
	Rate	June 30, 2009	June 30, 2009	June 30, 2009	March 31, 2009

Goodwill	-	98,083	(22,571)	75,512	75,512
Software	20%	126,951	(68,362)	58,589	59,682

		225,034	(90,933)	134,101	135,194

Below we present the consolidated change in the cost of acquisition of the intangible assets:

	Consolidated

	Residual value in 03/31/2009	Acquisition	Disposal	Residual value in 06/30/2009

Goodwill	98,083	-	-	98,083
Software	123,108	4,882	(1,039)	126,951

	221,191	4,882	(1,039)	225,034

At June 30, 2009 and March 31, 2009, the net balance of goodwill on the acquisition of investments is composed of:

Avícola Industrial Buriti Alegre Ltda. – Goiaves	35,311
Big Foods Indústria de Produtos Alimentícios Ltda.	24,096
Empresa Matogrossense de Alimentos Ltda.	8,054
Excelsior Alimentos S.A.	8,051

75,512

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

This goodwill was based on expectations of future profitability, supported by appraisal reports prepared by a specialized consulting company, after allocation in the identified assets. The book amortization of the balance of goodwill has not being performed as from January 1, 2009, and it is being submitted to the recoverability test in conformity with Accounting Pronouncements Committee - CPC 01 - Decrease to Recoverable Value of Assets.

15

Loans and financing - Short-term

	Parent company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Short-term
Foreign currency
Advances on export contracts - ACC, with interest rates of 6.87% p.a., guaranteed by promissory notes or sureties	2,247,058	2,130,061	2,247,058	2,130,061

Advanced collection relating to the receivables sold, with no interest	-	-	19,873	30,817

Financing for investments in Russia, to be made in property, plant and equipment, with interest of 11.4% p.a., guaranteed by surety according to the investment interest (60% for Sadia and 40% for the partner)	-	-	1,871	3,268

Others	-	-	319	330
	2,247,058	2,130,061	2,269,121	2,164,476
Local currency
Rural credit lines with interest of 6.75% p.a. for the finance of the production of the integration system in the swine and poultry farming.	237,771	264,491	237,771	264,491

Working capital loans subjected to the variation of 125% do CDI, free of guarantees.	46,561	96,821	46,561	96,821

Other financings with interest of 1.19%p.a.	-	-	1,426	858
	284,332	361,312	285,758	362,170
	2,531,390	2,491,373	2,554,879	2,526,646

At June 30, 2009 the weighted average interest in short-term loans was 7.81% p.a. (8.50% p.a. at March 31, 2009).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Short-term portion of the long-term debt
Foreign currency
Export financing composed of prepayment in amount of R$20,360, of which R$840 is subject to LIBOR variation for 6-month deposits (1,90% in June 2009) and interest of 1.75% p.a. and an amount of R$19,520 subject to LIBOR variation for 3-month deposits (0.96% in June 2009) and interest of 4.31% p.a. and a line focused on the incentive for foreign trade activities in the amount of R$306,101, subject to LIBOR (average of 1.97% in June 2009) and interest of 1.52% p.a. , guaranteed by promissory notes or sureties.	20,360	116,640	326,461	259,885

BNDES (National Bank for Economic and Social Development), for investments and exports credit lines, composed as follows: FINEM in the amount of R$31,865 subject to the weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 2.29% p.a., guaranteed by mortgage bonds and real estate mortgage and “BNDES Exim - pre shipment” in the amount of R$4.914 subject to fixed interests of 8.69% p.a., guaranteed by promissory notes.	36,779	36,357	36,779	36,357

International Finance Corporation - IFC, to investments in fixed assets, subject to interests off 11.4% p a, guaranteed by immobile mortgages.	-	-	11,302	-

The raising of funds on the international capitals market through the issuing of bonds with interest of 6.88% per annum and the principal to be paid in one lump sum in 2017, guaranteed by inventories and financial assets pledges.	-	-	3,354	13,927
	57,139	152,997	377,896	310,169
Local currency
Export credit note - NCE, an improved credit line for exports, payable in 2009 and 2010, where: R$1,223,269 subject to variation of 115,83% of the CDI (interbank deposit certificate) p.a. and R$35,471 subject to variation of TR with interest of 11.11% p.a., guaranteed by equipment pledge and mortgage bonds	1,258,740	1,234,341	1,258,740	1,234,341

BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, composed as follows: FINAME in the amount of R$588 subject to the Long-Term Interest Rate -TJLP (6.25% p.a. in June 2009) and interest of 2% p.a., FINEM in the amount of R$203,855 subject to TJLP and interest of 3.07% p.a., guaranteed by mortgage bonds and real estate mortgages and “BNDES Exim - pre shipment” in the amount of R$18,415 subject to TJLP and interest of 2.64% p.a., guaranteed by promissory notes.	222,557	192,125	222,858	192,426

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated
PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.89%, guaranteed by sureties	3,356	1,705	3,356	1,705

Fundo Constitucional de Financiamento do Nordeste - FNE, payable from 2009 to 2021 subject to interests of 10% p.a, guaranteed by equipment pledge and mortgage bonds.	2,157	-	2,157	-

Others subject to interest rate from 1% to 12% p.a.	5,230	6,879	5,230	6,879
	1,492,040	1,435,050	1,492,341	1,435,351
Short-term portion of long-term debt	1,549,179	1,588,047	1,870,237	1,745,520
Total short-term	4,080,569	4,079,420	4,425,116	4,272,166

16

Loans and financing - Long-term

	Parent company		Consolidated

	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Foreign currency
Export financing composed of prepayment, payable in amount of R$196,004 in instalments up to 2013, in which R$78,904 subject to LIBOR variation for 6-month deposits (1.90% in June 2009) plus annual interest of 1.75% p.a. and R$117,100 subject to LIBOR variation for 3-month deposits (0.96% in June 2009) plus annual interest of 4.31% p.a., and a line focused on the incentive for foreign trade in amount of R$1,432,174, subject to LIBOR of 1.97% plus interest of 1.52% p.a., guaranteed by promissory notes or sureties	196,004	325,008	1,628,178	1,943,035

The raising of funds on the international capitals market through the issuing of bonds with interest of 6.88% per annum and the principal to be paid in one lump sum in 2017, guaranteed financial assets pledges	-	-	491,254	588,267

BNDES (National Bank for Economic and Social Development), payable from 2009 to 2019 composed as follows: FINEM in the amount of R$207,007 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 2.29% p.a. guaranteed by mortgage bonds and real estate mortgages and “BNDES Exim - pre shipment” in the amount of R$9,793 subject to the weighted average of the exchange variation of currencies and fixed interest of 8.69% p.a., guaranteed by promissory notes.	216,800	265,813	216,800	265,813

IFC (International Finance Corporation) for investments in property, plant and equipment, subject to interest at the rate of 11.4% p.a., guaranteed by real estate mortgages	-	-	124,326	138,517
	412,804	590,821	2,460,558	2,928,317

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Local currency
Export credit note - NCE, an improved credit line for exports, payable in 2009 and 2011, in which R$1,223,269 is subject to variation of 115,83% of the CDI (interbank deposit certificate) p.a., R$ 35,471 is subject to interest of 11.11% p.a and R$ 210,000 subject to interest of 11.25% p.a, guaranteed by real estate mortgages and financial assets pledge in the amount of R$758 million.	1,468,740	1,234,341	1,468,740	1,234,341

BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2009 to 2015, composed as follows: FINAME in the amount of R$1,151 subject to the Long-Term Interest Rate -TJLP (6.25% p.a. in June 2009) and interest of 2% p.a., FINEM in the amount of R$1,077,035 subject to TJLP and interest of 3.07% p.a., guaranteed by mortgage bonds and real estate mortgages and BNDES Exim pre shipment special in the amount of R$36,703 subject to TJLP and interest of 2.64% p.a., guaranteed by promissory notes	1,114,540	1,150,033	1,114,889	1,150,458

Fundo Constitucional de Financiamento do Nordeste - FNE, payable from 2009 to 2021 subject to interests of 10% p.a, guaranteed by equipment pledge and mortgage bonds.	164,045	-	164,045	-

PESA - Special Sanitation Program of the Agroindustry to be paid in installments from 2009 to 2020, subject to the variation of the IGPM (General Market Price Index) and interest of 9.89% p.a., guaranteed by endorsement and public debt securities (CTN)	156,720	156,564	156,720	156,564
Others subject to interest rate from 1% to 12% p.a.	8,582	10,294	8,852	10,706

	2,912,627	2,551,232	2,913,246	2,552,069

	3,325,431	3,142,053	5,373,804	5,480,386

Short-term portion of long-term debt	(1,549,179)	(1,588,047)	(1,870,237)	(1,745,520)
Total long-term	1,776,252	1,554,006	3,503,567	3,734,866

The noncurrent portions of financings at June 30, 2009 mature as follows:

	Parent company	Consolidated
Maturity
2010	261,575	482,385
2011	397,653	824,004
2012	398,258	601,204
2013	232,447	491,178
2014 onwards	486,319	1,104,796

	1,776,252	3,503,567

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

17

Commitments and contingencies

Commitments

The Company has leasing agreements for industrial units that expire over the next three years.  These leasing are subject to renewal for 1 more year and do not require any penalty if the Company does not renew them. The Company does not pay execution costs, such as maintenance and insurance.  The rental expenses totaled R$55,612 in June 30, 2009 (R$82,953 in the same period of 2008).

The table below shows the future payments related to the leasing agreement at June 30, 2009:

2009	55,612
2010	111,224
2011	111,224
2012	111,224

Total	389,284

In addition the Company signed purchase agreements for production purposes (packaging) in the approximate amount of R$101 million on June 30, 2009, payable until 2012.

Contingencies

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the opinion of the Company’s legal counsel, which considered that unfavourable outcomes are likely.

Based on management estimates, the provision for contingencies provided for, net of the respective legal deposits, established by CVM Deliberation 489/05, as presented below, is sufficient to cover possible losses with legal proceedings.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated

	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009

Tax proceedings	40,627	35,988	55,574	51,091
Labor proceedings	30,932	28,926	31,863	29,797
Civil proceedings	11,329	11,104	11,332	11,105

Provision for contingencies	82,888	76,018	98,769	91,993

Related legal deposits	(26,742)	(22,200)	(39,004)	(34,461)

Provision for contingencies - Net	56,146	53,818	59,765	57,532

The changes in the provision for contingencies are presented as follows:

	Consolidated
	Balances at 03/31/2009	Additions	Disposals	Monetary updates	Balances at 06/30/2009

Tax proceedings	51,091	4,211	(174)	446	55,574
Labor proceedings	29,797	2,084	(18)	-	31,863
Civil proceedings	11,105	1,609	(1,721)	339	11,332

Provision for contingencies	91,993	7,904	(1,913)	785	98,769

Related legal deposits	(34,461)	(4,543)	-	-	(39,004)

Provision for contingencies – Net	57,532	3,361	(1,913)	785	59,765

Tax litigation

The main tax contingencies involve the following cases:

a.

Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$28,444, of which R$9,864 recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002), R$9,017 of income tax and R$3,246 on contribution taxes of Concórdia S.A. CVMCC, R$4,485 on withholding income tax on investments of Granja Rezende and
R$1,832 for other provisions.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

b.

Value - Added tax on sales and services - ICMS

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Paraná, totalling a probable contingency estimated at R$12,022.

c.

Other tax contingencies

Several cases related to payment of Social security contribution, PIS (Social Integration Program Tax), Import Duty and others totalling a provision of R$15,108.

The Company has other contingencies of a tax nature in the amount of R$1,374,568 in June 30, 2009, which was evaluated as representing a possible loss by the legal advisors and by Company management, therefore, no provision has been recorded.  These contingencies refers mainly to questions raised regarding ICMS credits in the amount of R$776,173, IPI Credit premium, in the amount of R$274,504, payment of social security contributions, in the amount of R$129,187 and others in the amount of R$204,274.

Civil litigation

Represents mainly proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

The Company has other contingencies of a civil nature with a claimed amount of R$57,943, which were assessed as possible losses by the legal advisors and by Management and, therefore, no provision was recorded.

The Company, as well as certain directors and officers, were appointed as defendants in five collective lawsuits brought by investors in American Depositary Receipts (ADR) issued by the Company, acquired between April 30, 2008 and September 26, 2008 (Class Period). These lawsuits were filed in the court of the Southern District of New York, in the United States of America, and are seeking remediation in accordance with the rule of the Securities Exchange Act of 1934, arising from the losses with the exchange derivative contracts during the class period. By order of the American court, the five lawsuits were consolidated into one single class action on behalf of the group of investors of Sadia. At the current stage of the proceedings it is not possible to determine the probability of an eventual loss and the amounts involved and, therefore, no provision was recorded.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Labor claims

The company is involved in approximately 4,451 labor claims. These labor lawsuits refer mainly to claims for overtime, and health exposure and hazard claims, none of which involve a significant amount on an individual basis. The total amount involved is R$77,981, for which the provision in the amount of R$31,863 was recorded based on historical information, representing the best estimate for probable losses.

Court deposits

The Company, as appropriate, performs legal deposits not related to provisions for contingencies, which balance as of June 30, 2009 was R$35,469 (R$39,560 on March 31, 2009).

Guarantees

a.

The Company provides guarantees to loans obtained by certain out growers located in the central region of the country as part of a special development program for that region. Such loans are used to improve the out growers farms installations and will be repaid in 10 years, where the Company obtain from the out growers their farms and installations as a collateral for such guarantees provided. The amount for such guarantees provided as of June 30, 2009 amounted R$539,255 (R$589,637 in March 31, 2009).

b.

The Company is a guarantor for a loan taken out by Instituto Sadia de Sustentabilidade from the National Bank for Economic and Social Development (BNDES). The object of this loan is to set up biodigesters on the properties of the rural producers that are taking part in the Sadia integration system, within the ambit of the Sadia sustainable pig breeding program, seeking a mechanism for clean development and reduction in emission of carbon gases.  The total amount of these guarantees at June 30, 2009 was R$81,956 (R$80,789 on March 31, 2009).

c.

The Company offered a lien on the industrial property it owns in the city of Concórdia, state of Santa Catarina, as a guarantee to a notice of collection from the Federal Revenue Service questioning the compensation in prior years of R$ 74 million in IPI premium credit against other federal taxes, which the right was given to the Company (a right recognized by the final and unappealable decision). Management and its legal advisors deem this charge to be misplaced and to prevent this dispute from prejudicing the Company’s image and rights, a

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

writ of mandamus was filed under which an injunction was obtained staying this notice of collection.

18

Shareholders’ equity

a.

Capital

Subscribed and paid-in capital is represented by the following shares with no par value as of June 30, 2009:

Common shares	257,000,000
Preferred shares	426,000,000

Total shares	683,000,000

Preferred shares in treasury	(10,049,288)

Total outstanding shares	672,950,712

b.

Treasury stock

As of June 30, 2009 the Company held treasury stock, for future sale and/or cancellation, 4,700,000 ordinary shares and 5,349,288 preferred shares, at an average acquisition cost of R$97,064. The market value as of June 30, 2009 was R$48,117.

c.

Market value

The market value of Sadia S.A. shares according to the average quotation of shares traded on the São Paulo Stock Exchange - BOVESPA, corresponded to R$4.82 per thousand of ordinary shares and R$4.76 per thousand of preferred shares at June 30, 2009 (R$4.76 per thousand of ordinary shares and R$3.14 per thousand of preferred shares at March 31, 2009). Net equity on that date was R$0.68 per thousand shares (R$0.07 at March 31, 2009).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

19

Stock option plan

The Company has a granting plan of option of purchase of shares, which contemplates nominative ordinary and preferred shares issued by the Company, available in treasury. The plan is managed by a Management Committee, composed of the Chief Executive Officer and the Human Resources Committee of the Board of Directors.

The price for exercising the purchase options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date of exercising the option. The vesting period, during which the participant cannot exercise his/her right to purchase the shares, will be three years as from the option granting date. The participant will be able to fully or partially exercise his/her purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired will he/she lose the right to the options not exercised.

The composition of the options granted is presented as follows:

	Date			Quantity		Price of shares of Shares

Cycle	Grant	Start	Final	Granted options	Outstanding options	Grant date	Update - INPC

2005	06/24/05	06/24/08	06/24/10	2,200,000	1,090,000	4.55	5.47
2006	09/26/06	09/26/09	09/26/11	3,520,000	2,000,000	5.68	6.63
2007	09/27/07	09/27/10	09/27/12	5,000,000	3,725,000	10.03	11.16

	June 30, 2009	March 31, 2009

Balances in the beginning of the period	7,530,000	9,275,000

Cancelled options - Cycle 2005	-	(400,000)
Cancelled options - Cycle 2006	(325,000)	(665,000)
Cancelled options - Cycle 2007	(390,000)	(680,000)

Balances in the end of the period	6,815,000	7,530,000

In accordance with Accounting Pronouncements Committee - CPC 10 - Share based Payment, on June 30, 2009 and March 31, 2009 the Company recognized under stock option plan the fair value in the amount of R$8,118 and R$5,311, respectively. The cost of compensation was recognized in the results for the period, under administrative expenses, totalling in June 30, 2009 a reversion of expenses of R$51.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The fair value of the share options was estimated based on the following assumptions:

	June 30, 2009	March 31, 2009

Expectations of term of life of the option	5 years	5 years
Interest rate free of risk	9.04%	9.83%
Volatility	77.79	76.05
Expected dividends on the shares	3.0%	3.0%
Expectations of accumulated average inflation	27.04%	29.83%
Weighted average of the fair value	R$1.40	R$0.71

Pricing model - The Company uses Black-Scholes as a pricing model for options for calculation of the fair value.

Expectation of term - The term of life of the option expected by the Company represents the period in which it believes that the options will be exercised and was determined under the assumption that the beneficiaries will exercise their options at the limit of the term.

Interest rate free of risk - For the interest rate free of risk the Company uses the projected average SELIC rate furnished by the Central Bank of Brazil (BACEN), weighted by the number of months from the base date of the interim financial statements until the maturity of the options.

Volatility - The estimated volatility takes into consideration past trading and the implicit volatility of its preferred shares in the determination of the estimated volatility factor.

Expected dividends - The percentage of dividends used was obtained based on the average payment of dividends per share with respect to the market value of the shares for the last three years.

Expectations of inflation - The expectations for inflation are determined based on the projections of the National Consumer Price Index (INPC) provided by the Central Bank of Brazil (BACEN), accumulated from the date of the grant until the estimated expiration of the option.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The Company has treasury shares entailed to the plan for granting share purchase options, sufficient to cover the future exercises of the options granted.

20

Employees’ profit sharing

The Company grants its employees a profit sharing plan, which depends on attaining specific targets, established and agreed to at the beginning of each year.  This plan has been approved by Board of Directors of the Company and it has been registered by a formal agreement with the unions.

21

Financial result

	Parent company		Consolidated

	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Financial expenses
Interest	(298,561)	(119,842)	(285,106)	(115,830)
Loss on investment funds	(10,831)	-	(52,329)	-
Loss on the share sale	(67,112)	-	-	-
Monetary variations - Liabilities	(3,002)	(10,598)	(3,002)	(10,598)
Exchange variations - Liabilities	1,102,927	257,069	547,218	252,834
Exchange variations on foreign investments	-	-	(42,305)	(76,214)
Other	(13,722)	(10,903)	(16,816)	(17,149)

	709,699	115,726	147,660	33,043

Financial income
Interest	43,172	(14,359)	45,085	31,995
Gains on share sale	-	-	130,673	-
Exchange variations - Assets	1,861	2,667	1,843	2,668
Monetary variations - Assets	(43,277)	(36,984)	24,963	(83,136)
Gains on derivatives instruments	-	1,169	-	72,060
Other	17,137	20,965	(3,761)	40,012

	18,893	(26,542)	198,803	63,599

	728,592	89,184	346,463	96,642

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

22

Income and social contribution taxes

Income before the provision for income tax (IR) and social contribution on net income (CSLL) was composed as follows:

	Parent company		Consolidated

	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Local	342,675	357,907	828,514	48,984
Foreign	-	-	(427,775)	338,942

	342,675	357,907	400,739	387,926

The composition of income and social contribution taxes is as follows:

	Parent company		Consolidated

	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Local
Current	(112,596)	(25)	(182,257)	(6,321)
Deferred	(120,452)	23,867	(121,515)	18,283

	(233,048)	23,842	(303,772)	11,962

	Parent company		Consolidated

	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Foreign
Current	-	-	(2,531)	(2,022)
Deferred	(13)	1,919	4,221	4,169

	(13)	1,919	1,690	2,147

	(233,061)	25,761	(302,082)	14,109

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Income and social contribution taxes were calculated at applicable rates and reconciliation with the income and social contribution tax expenses is shown below:

	Parent company		Consolidated
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Income before taxation/profit sharing	342,675	357,907	400,739	387,926
Interest on shareholders' equity	-	(91,163)	-	(91,163)

Income before income and social contribution taxes	342,675	266,744	400,739	296,763

Income and social contribution taxes at nominal rate - 34%	(116,510)	(90,693)	(136,251)	(100,899)

Adjustment to calculate the effective rate
Permanent differences
Equity in subsidiaries earnings	(119,798)	121,238	-	-
Loss on financial operations	(5,784)	-	(5,784)	-
Donations and subsidies for investments	7,456	-	7,456	-
Pre operative expenses reversion	-	-	(7,778)	-
Share purchase option plan - stock option	(17)	(3,868)	(17)	(3,868)
Exchange variation on investments abroad	-	-	(14,384)	(25,913)
Results of companies abroad	13	-	(144,052)	140,683
Recording of deferred IR/CS in subsidiaries	-	-	-	6,070
Others	1,579	(916)	(1,272)	(1,964)

Income and social contribution taxes at effective rate	(233,061)	25,761	(302,082)	14,109

The composition of deferred income and social contribution taxes is as follows:

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

	Parent company		Consolidated
	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009
Assets
Deferred taxes
Tax loss carryforwards and negative basis of social Contribution	594,657	802,147	599,154	806,962
Benefit plan	43,280	41,750	43,280	41,750
Provision for contingencies	28,182	25,846	33,581	31,278
Provision for realization of tax credits	23,748	24,072	24,949	25,322
Goodwill amortization	9,012	10,809	9,012	10,809
Allowance for doubtful accounts	7,363	7,110	7,583	7,322
Provision for loss on property, plant and equipment	4,678	4,683	4,678	4,683
Provision for lawyers’ fees	3,917	4,444	3,917	4,444
Employees’ profit sharing	1,779	-	1,779	-
Provision for loss in inventories	1,712	3,186	1,712	3,186
Unrealized results in inventories	-	-	665	1,905
Equity valuation adjustments	-	39,232	-	-
Others	2,150	1,920	6,455	7,101

Total assets deferred taxes	720,478	965,199	736,765	944,762

Assets short-term portion	76,185	63,400	76,849	65,306
Assets long-term portion	644,293	901,799	659,916	879,456

Liabilities
Deferred taxes
Depreciation on rural activities	103,683	108,013	103,683	108,013
Equity valuation adjustments	-	-	-	28,015
Unrealized gains with derivatives	-	3,060	-	3,060
Others	-	-	2,877	2,919

Total liabilities deferred taxes	103,683	111,073	106,560	142,007

Liabilities short-term portion	10,368	13,861	12,695	16,780
Liabilities long-term portion	93,315	97,212	93,865	125,227

The Management considers that the deferred assets arising from temporary differences will be realized in proportion to the final solution of the contingencies and to the payment of the liabilities forecast for the employees’ benefit plans.

The deferred tax assets related to the income tax loss carryforwards and negative basis of social contribution in the amount of R$599,154, represented by R$593,699 in the parent company and

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

R$5,455 in the subsidiaries, the realization of these credits will be carried out through the generation of future profits in the respective companies. Based on a technical viability study prepared by Management the realization of these tax assets will be estimated in the following manner:

Period	Realization	% of realization

2009	37,000	6%
2010	42,000	7%
2011	53,000	9%
2012	71,000	12%
2013	83,000	14%
Until 2016	313,154	52%

	599,154	100%

23

Risk management and financial instruments

The Company’s operations that are exposed to market risks, mainly with respect to foreign currency variations and interests, credit risks and variations in the prices of agricultural commodities. According to the treasury policy, these risks are managed by the Risk Management area, through identification of exposures and correlations between the different risk factors, using the specific calculation method, VAR - Value at Risk and simulations of scenarios (stress test), and are permanently monitored by the Financial and Investment Committee, consisting of members of the Board of Directors, who are responsible for defining management’s strategy for administering these risks, within the parameters for exposure limits and decision making levels proposed by the Finance Committee and RI of the Board of Directors, approved by them. At June 30, 2009, due to the high volatility of financial assets and to the remaining unsuitability of the financial policy, the VAR-Value at Risk for the operational assets and liabilities and financial instruments exposed to exchange rate variations for one year with 95% confidence, amounted to R$126,282 (Information not reviewed by the independent auditors).

The objective of the treasury policy is to determine parameters for use of derivative instruments, including derivatives, in the hedging of operating and financial assets and liabilities exposed to variations in foreign exchange and interest rates and prices of commodities, as well as to establish credit limits with financial institutions.  The responsibility for compliance with this policy is the job of the Financial, Administration and Information Technology director.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

            a. Exchange rate risk

The Company is exposed to market risks arising from the volatility of exchange and interest rates. The exchange and interest rate risks on loans, financings and other liabilities denominated in foreign currency are managed jointly with the financial investments also denominated in foreign currency, and by derivative financial instruments, when applicable, as well as accounts receivable in foreign currencies arising from exports, which also reduce the foreign exchange exposure as a natural hedge.

On March 27, 2009 the Board of Directors approved the new financial exchange policy, which took into consideration the projected exchange exposure for 12 months, observing the following limits:

i.

50% of the exchange exposure limited to two months net generation of cash;

ii.

VaR for one day  with 95% reliability lower than or equal to 0.5% of the lowest market value for Sadia (market cap) for a 30 day moving window;

iii.

Value resulting from the stress test for a derivative position lower than 25% of the balance of readily available funds, calculated daily by Risk Management.

The exchange exposure concept consists of the projection for 12 months of net cash generation, less the financial net debt in foreign currency, plus or less the outstanding position of exchange derivatives.  Net cash generation consists of exports, less imports and costs indexed to the exchange rate.

The control and management of exposures are carried out dynamically and updated with market quotations in real-time through a quotation system, and adjustments are made whenever necessary. In operations that involve options, the control and management of exposure takes into consideration the probability of exercise.

Within its exchange hedge strategy the Company used until June 30, 2009 exchange futures contracts (non deliverable forwards, target forwards and options, mainly in US dollars), as a way of mitigating the impacts of exchange rate variations on recognized assets and liabilities and expected transactions, under financial results and gross margin.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The results of the over the counter operations on the exchange future market, realized and not settled financially and the daily adjustments of positions of exchange futures contracts on the Futures and Commodities Exchange (BM&F) are recorded under “Amounts receivable from futures contracts” and “Amounts payable for futures contracts”, respectively.

In accordance with the Accounting Pronouncements Committee - CPC 14 - “Recognition, Valuation and Proof of Financial Instruments”, the derivative instruments were recognized in the interim financial statements at their fair value.  At June 30, 2009, there were no Financial Instruments contracts opened exposed to the foreign currency variation.

Sensibility analysis of the Company - Cash effect

In the preparation of the sensitivity analysis, management considered its exchange derivative financial instruments and its net financial debt denominated in US dollars as material risks which may impact the income of the Company. The following assumptions were adopted in the preparation of the statement on the base date of June 30, 2009 and with results projected to the end of the year:

•

The net generation of cash in US dollars (revenues less costs) was estimated by management based on the information available at June 30, 2009 and takes into consideration the Company’s gross invoicing resulting from exports made based on the US dollar and the expenses and costs also denominated in US dollars.

The actual and estimated quantitative information used in the preparation of this analysis was based on the position at June 30, 2009. The future results may differ from these estimated amounts, in case the economic scenario is different from the assumptions considered by the Company.

	US$ thousand		R$ thousand

	Risk	Base	Scenario 1 Probable US$/R$ - 1.98	Scenario 2 Possible US$/R$ - 2.48	Scenario 3 Remote US$/R$ - 2.97
Debt /invoicing
Exchange exposure in US$ - average strike R$/US$ - 1.95	High of US$	2,153,409	64,602	(1,141,307)	(2,196,477)

Net generation of cash in US dollars estimated for 6 months - average strike – R$ 1.95	Fall of US$	1,000,000	(30,000)	530,000	1,020,000

Net cash effect in 2009			(34,602)	(611,307)	(1,176,477)

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Scenario 1 - In conformity with market expectations for 2009, available on the site of the Central Bank of Brazil

The Company’s exposure to foreign currency variations (particularly US dollars), recorded in the quarterly information, is shown as follows:

	Consolidated

	June 30, 2009		March 31, 2009

	Current	Non current	Current	Non current
Assets and liabilities in foreign currency
Cash and cash equivalents	269,926	-	1,210,627	-
Short-term investments	56,274	-	176,943	-
Trade accounts receivable, net	354,366	-	280,164	-
Suppliers	(64,506)	-	(68,811)	-
Loan and financing	(2,647,017)	(2,082,662)	(2,474,645)	(2,618,148)
Future contracts – net	(88,974)	-	(1,174,138)	-

	(2,119,931)	(2,082,662)	(2,049,860)	(2,618,148)

           b. Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Treasury Policy limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions with a minimum of rating of  “Investment Grade” and that operate within the limits pre-established by the risk, credit and financing committees. The criteria for maximum net exposure per financial institution (financial assets less financial liabilities) may not be greater than the lower of 10% of the financial institution’s net equity or the company’s equity.

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for sales, however it has contracted an insurance credit policy to its domestic receivables.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

             c. Grain purchase price risks

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of animal feed for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company maintains its risk management strategy, operating preponderantly through physical control, which includes acquiring grain at fixed prices and fixing it, pegged to commodity futures contracts (grain). The Company has a Commodities Committee and Risk Management, composed by the chief executive officer and financial and operational executives, whose aim is to discuss and decide on the company’s strategies and positioning with respect to the various risk factors that impact the operating results.

The Company does not have outstanding commodities derivatives contracts at June 30, 2009.

             d. Estimated market values

The Company used the following methods and assumptions to estimate the disclosure of the fair value of its financial instruments as of June 30, 2009 and March 31, 2009:

•

Cash and cash equivalents - The book values of cash and banks recorded in the balance sheet are similar to the respective fair values.

•

Short-term financial investments - The fair value of short-term financial investments is estimated based on the market quotations of comparable contracts or discounted future cash flows - investment risk. For investments in shares the market values were obtained based on stock exchange quotations.

•

Accounts receivable and payable - The book values of accounts receivable and payable recorded in the balance sheet are similar to their respective fair values.

•

Short and long-term loans and financing - The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks, or based on the market quotation of these securities. The market values of BNDES financing are similar to the book values, since there are no similar instruments with comparable maturities and interest rates.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The fair values were estimated on the balance sheet date, based on “relevant market information”. Changes in the assumptions and in the operations of the financial market may significantly affect these estimates.

The book values and the estimated fair values of the Company’s financial instruments as of June 30, 2009 and March 31, 2009 are presented in the table below. The fair value of a financial instrument is the amount for which the instrument could be traded between interested parties under current market conditions.

	Consolidated
	June 30, 2009			March 31, 2009
	Currency			Currency
	Local	Foreign	Total	Local	Foreign	Total
Assets
Cash and cash equivalents	369,760	269,926	639,686	149,807	1,210,627	1,360,434
Short-term investments	1,063,766	56,274	1,120,040	668,932	176,943	845,875
Accounts receivable from future contracts	-	3,474	3,474	86	222,216	222,302
Total current assets	1,433,526	329,674	1,763,200	818,825	1,609,786	2,428,611

Long-term investments	192,333	-	192,333	159,945	-	159,945
Total long-term investments	192,333	-	192,333	159,945	-	159,945
Total assets	1,625,859	329,674	1,955,533	978,770	1,609,786	2,588,556

Liabilities
Short-term financing	1,778,099	2,647,017	4,425,116	1,797,521	2,474,645	4,272,166
Accounts payables from future contracts	-	92,448	92,448	-	1,396,354	1,396,354
Total current liabilities	1,778,099	2,739,465	4,517,564	1,797,521	3,870,999	5,668,520

Long-term financing	1,420,905	2,082,662	3,503,567	1,116,718	2,618,148	3,734,866
Total non current liabilities	1,420,905	2,082,662	3,503,567	1,116,718	2,618,148	3,734,866
Total liabilities	3,199,004	4,822,127	8,021,131	2,914,239	6,489,147	9,403,386
Net financial debt	(1,573,145)	(4,492,453)	(6,065,598)	(1,935,469)	(4,879,361)	(6,814,830)

24

Insurance

The Company and its subsidiaries adopt insurance engagement policy at levels that Management considers adequate to cover risks resulting from the claims of its assets. Due to the characteristics of multilocated operations, Management engages its policies with a limit of maximum loss possible in the same event, with amounts calculated based on risk inspections and potential losses.  The policies engaged guarantee coverage against fire, general civil liability, windstorms, disorders and electric damage, as well as insurance for merchandise transport, personal and vehicle damage.  The amount currently insured guarantees the comprehensive coverage of the Company’s fixed assets.

The assumptions adopted, given their nature, are not part of the scope of an audit of interim financial statements and, accordingly, they were not revised by our independent auditors.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

25

Private pension plan and other benefits

a.

Defined benefit plan

The Company and its subsidiary Concórdia S.A. C.V.M.C.C. are the sponsors of a defined contribution pension plan for employees, managed by “Fundação Attílio Francisco Xavier Fontana”.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security. The supplementary benefit is updated every year by the National Consumer Price Index - INPC.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for supplementary disability compensation. The Company’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of “Fundação Attilio Francisco Xavier Fontana”.

According to the Foundation’s statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

At June 30, 2009 the Foundation had a total of 17,872 participants (18,232 on March 31, 2009), of which 12,836 were active participants (13,368 on March 31, 2009).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

The contributions of the parent company, on June 30, 2009 and 2008, amounted to R$990 and R$1,047, and R$1,038 and R$1,092 in the consolidated, respectively.

b.

Other employee benefits

The Company has a human resources policy of offering the following benefits in addition to its private pension plan:

•

Payment of the fine referring to the Government Severance Indemnity Fund when the employee retires;

•

Payment of a tribute for time of service;

•

Payment of an indemnity for discharge from professional duties; and

•

Payment of an indemnity upon retirement.

These benefits are paid in one single payment at the time of retirement or termination of the employee and the amounts are calculated through an actuarial calculation and recorded in the results for the period.

c.

Defined contribution plan

As from January 1º, 2003, the Company began to adopt new supplementary pension plans under the defined contribution modality managed by an open supplementary pension entity, for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6% of the employee’s remuneration, observing a contribution limit that is updated annually. As from January 1º, 2007 these plans are only available to employees earning over R$1,800 per month. The contributions made by the Company at June 30, 2009 and 2008 totalled R$1,313 and R$1,025 respectively. As of June 30, 2009 this plan had 1,603 participants (1,680 participants as of March 31, 2009).

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

26

Subsequent Events

a.

Sale of equity interest

According to a public announcement released on July 5, 2009, the Company, through its subsidiary Sadia GmbH, signed an agreement for the sale of its interest of 60% in the capita of Investeast Ltd., controlling shareholder of all the stock issued by Concórdia Ltd (owner of the industrial plant located in Kaliningrad, Russia), to its partner Fomanto Investments Limited for the price of US$77,500 thousand. The consummation of this transaction is bound to the release from all the financial obligations assumed by the joint venture with IFC – International Finance Corporation and approval by the Meeting of Shareholders of Sadia.

b.

Partnership Agreement

On July 8, 2009, during an Extraordinary General Meeting, the shareholders of BRF - Brasil Foods S.A. approved the takeover of all the 226,395,405 shares issued by HFF Participações S.A. (former parent company of Sadia S.A.) based on their economic value in the amount of R$1,482,889,902.75, through an exchange relation of 37,637,557 new nominative common shares, without certificate and with no par value, issued by BRF, at the issue price of R$39.40 per share, with Sadia henceforth becoming a subsidiary of BRF.

At an Extraordinary General Meeting held on July 8, 2009 the participants approved the sale of equity interest in Concórdia Holding Financeira, parent company of Concórdia Banco S.A. and of Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities, through an exchange for 1,991,211 common shares issued by BRF – Brasil Foods S.A. (“BRF”) with the granting of a repurchase option of two equal lots of these shares, within 180 and 360 days after the option contracting date.

At an extraordinary meeting of the Board of Directors of Sadia held on July 8, 2009, the Board decided to submit to the examination and approval of the shareholders at an Extraordinary General Meeting, called on August 18, 2009, the following subject matters; i) sale of equity interest in Investeast Limited, ii) examination, discussion and approval of the Protocol and Justification of Takeover of Shares Issued by the Company by BRF - Brasil Foods S.A.; and iii) approval of the appraisal report containing the calculation of the ratios of substitution of shares of the non-controlling shareholders of the Company, by shares of BRF - Brasil Foods.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Certain loan and financing contracts of the Company have acceleration clauses in case of change in control, whereas the events mentioned activate said contracts and accelerate the maturities of the respective debts. The Company obtained 100% of waivers from the financial institutions, maintaining the original maturities of these loans and financings.

On July 27, 2009 the Company received as advance for future capital increase from its parent company BRF - Brasil Foods S.A. the amount of R$950 million. These funds were used in the settlement of Export Credit Notes – NCE, with short-term maturity, in the amount of R$930 million.

Continuing with the partnership process on July 7, 2009 the Economic Defense Administration Council – CADE and the companies Perdigão and Sadia signed the Agreement for Preservation of Reversibility of the Operation (APRO) between the two companies. Said agreement did not suspended the transaction, but aimed to ensure that the corporate steps for the Association are made still ensuring  the reversibility of the operation until the final decision to be handed down by CADE, preserving the maintenance of competition during the evaluation of the competitive effects of the operation. After the evaluation of the Secretariat of Economic Assessment (SEAE) Secretariat of the Economic Defense (SDE), CADE will assess the impacts of the association on the competition to the consumers. Should CADE understands that the association limits the competition to the consumers, it may impose significant restrictions to the transaction, including sale of certain subsidiaries, line of products, brands or factories.

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Board of Directors

Luiz Fernando Furlan

Chairman

Cassio Casseb Lima

Member

Celso Clemente Giacometti

Member

Diva Helena Furlan

Member

Eduardo Fontana d’Avila

Member

Manoel Ferraz Whitaker Salles

Member

Marcelo Ganguçu de Almeida

Member

Martus Antonio Rodrigues Tavares

Member

Roberto Faldini

Member

Vicente Falconi Campos

Member

Sadia S.A.

Publicly-held Company

Notes to the interim financial information

(In thousands of Reais)

Officers

Gilberto Tomazoni	Chief Executive Officer
Alfredo Felipe da Luz Sobrinho	Institutional Relations and Legal Matters Director
Amaury Magalhães Maciel Filho	Industrial Operations Director
Antonio Paulo Lazzaretti	Guarantee of quality, R&D and sustainability Director
Eduardo Bernstein	Marketing Director
Ely David Mizrahi	National Food Service Director
Flávio Luís Fávero	Industrial Operations Technology Director
Guilhermo Henderson Larrobla	International Operations Director
Helio Rubens Mendes dos Santos Jr.	Industrial Operations Director
Hugo Frederico Gauer	International Sales Director
José Eduardo Cabral Mauro	Domestic market business Director
Jose Luis Magalhães Salazar	Financial, Administrative, Investors Relation and Information Technology Director
Nelson Ricardo Teixeira	National Sales Director
Osório Dal Bello	Agribusiness Technology Director
Ralf Piper	Human Resource Director
Ricardo Lobato Faucon	Supply Director
Ricardo Fernando T. Fernandes	Grain Purchase Director
Ronaldo Korbag Muller	Industrial Operations Director

Augusto Ribeiro Junior Controllership Manager	Giovanni F. Lipari Accountant - CRC 1SP201389/0-7-S-SC